Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

January 13, 2022

Know Who Drives Return Interview Transcript with Francis Davidson

Date: January 12, 2022

David Drapkin (Boardroom Alpha)

Hey everyone, welcome back to Know Who Drives Return the podcast brought to you by Boardroom Alpha. I’m David Drapkin, and today I’m delighted to be joined by the CEO and founder of Sonder, Francis Davidson. Sonder is going public via Gores Metropoulos II and they’re gearing up for their shareholder vote at the end of this week on January 14th. So super excited to talk to Francis about the deal, about Sonder, about hospitality. And so Francis, you know, really appreciate your time. Thanks for joining me today.

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Thank you. Awesome to be here.

David Drapkin (Boardroom Alpha)

So first off, why don’t you give us a little introduction about yourself and a little bit about your background and where you come from? You have a fun story.

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Yeah, well, I started the business in college, and I never thought we’d be announcing our transition to the public markets. But, you know, eight years later, it’s been an incredible journey of learning ups and downs. You know, I initially got introduced to hospitality by pursuing a student subletting service over the summer, believe it or not, I just found a bunch of empty apartments that students weren’t occupying during the summer, thought that I could just fix them up, rent them to travelers, and that could, you know, be a fine summer gig for me, as I pursued my studies. And it worked out super well, and then I saw that there was really a missing opportunity within the hospitality industry, as I was reading more about the annual reports of the companies and the history of the industry. And, you know, especially when I joined an accelerator, after a couple of summers of experimentation of this model, you know, folks starting asking what the vision was for the business and, you know, realized that there was an opportunity to build a very new kind of brand that would, you know, touch the millennials and Gen Z, in particular, with really well designed properties with high consistency standards for a variety of accommodations formats, you know, initially, the apartments in urban major urban centers, but over time, also boutique hotels now can constitute about 50% of our signings. So it’s been a little crazy, business was started back in Quebec, and then I relocated to the Bay Area in 2016, to kind of build out the executive team. Not having much experience myself, I thought that bringing in a bunch of people that had tremendous experience scaling companies would be necessary for our success. And it turned out to be, you know, better than what I could have ever imagined.

David Drapkin (Boardroom Alpha)

That’s awesome. Yeah, I definitely want to touch on the team a little bit later. And also super exciting that you’ve turned your side hustle, college gig into something way, way more substantial. And so just to level set for the listeners, because there’s a lot of, you know, competitors in the hospitality and leisure space, how about the two minute elevator pitch, if you will, of what is Sonder and what is your business? And how do you stand out?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

In most simplistic terms, we offer a selection of amazing places to stay, that are beautifully designed and come with modern service, meaning you can just do everything you need on your phone: check in, request an early check in or late check out, request services, message our team. It’s just a very kind of 21st century experience for hospitality. And we have locations in about 40 cities right now and growing, so we actually operate the property. So that means we can offer a really high standard of consistency and quality. So there’s no risk really in staying with us, we’re going to be there to address any issues, and we’re getting better and better at preventing them in the first place. And what’s really unique about all this is that you’re not going to pay like the boutique hotel several hundred dollars a night price points for that kind of elevated experience. It’s something that’s, you know, open to all – affordable, you know. Our average daily rates are around $150-$200, and you can find stuff that’s cheaper, or if you want to spend a little more on something more luxurious we certainly have a little bit of that. But really, there’s a focus on using technology to make our operations very efficient. And from there, we can offer these really awesome places in great locations. You should go check out Sonder.com and just browse through a few of the places we have. It’s kind of unbelievable the extent to which we have some amazing places to stay that, you know, aren’t breaking the bank. And that’s really thanks to technology that we’ve spent now eight years building.

David Drapkin (Boardroom Alpha)

Right. And if I’m correct you run an asset light model, right? So you’re signing leases on these properties, not owning the real estate, is that correct?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

You got it. We don’t own the real estate, we operate it. There’s a variety of contracts that we have with our property owners. Some of them are leases, that’s the majority of our contracts, although we have an increasing amount of, kind of, partnerships where we share profit or revenue with owners. And really importantly we’re not using our own capital. So that’s what you mentioned on the asset light. We’re not kind of, you know, refurbishing those spaces with our own capital or even furnishing them and designing them with their own capital, though we have teams that do that and we’re very specific about what we want. The owners are actually the ones that are cutting the check in the vast majority of instances, in order to bring the property to Sonder standard.

David Drapkin (Boardroom Alpha)

Right. And so what do the economics look like on some of your leases? Are they long term? Can you get out of them if they’re underperforming? How long does it take to earn a return on those leases?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Yeah so we have a variety of formats, I’d say the most common is a five-to-ten year duration. And then we have renewal options that are at our election, which is a really interesting asymmetry. Because you know, if it works out, we can stay there for a very long time. And it does work out in the vast majority of instances. So it’s possible, there are some exit valves. Listen, we’ve demonstrated that most clearly during the pandemic, where we saw a pretty bleak near term future for the travel industry. I mean, the worst recession we saw in the recorded history of hospitality, worse than the five worst recessions of the last 100 years combined for hospitality – just in 2020. And then 2021 was the second worst year on record it seems. So it’s been tough, but we’ve shown that we could, you know, walk back, and basically hand keys back if it didn’t work out. And there’s ways that we could work with owners where they would welcome, you know, kind of transitioning out these properties. So even though we have the possibility to stay there for a very long time, I think the owners we work with are really flexible, and we really over invest in these relationships, in order for us to have an open dialogue if things aren’t working out in the odd event that it doesn’t.

David Drapkin (Boardroom Alpha)

Got it. Got it. And you mentioned a little bit about your properties. So you kind of run the gamut from maybe a few units in an apartment building to, you know, do you take over full hotels as well? Is that correct?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Yeah, that’s become the model. Early on, we had a few units here and there, that was kind of the only supply we could get our hands on. But over time, we’ve shown that we’re a really great partner to real estate owners, and now, almost exclusively, what we do is full buildings. So entire hotels all the time, and for our multi-family kind of apartment development product, sometimes we’ll take part of a big building, with our own entrance, signage, and wayfinding, but the more common cases are one where we have the full building as well.

David Drapkin (Boardroom Alpha)

Right, right. And then in terms of, you know, the customer experience, if I want to book a room, through Sonder, are you partnered with the traditional OTAs, or is it only direct through your site?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

It’s everywhere, and I think that’s the consumer-centric way to do it. It’s, hey, we don’t want to force you to go and book on our app, if you don’t want to, if you don’t like downloading apps, although the vast majority of our guests do download the app and use it every day when they stay with us. We just want to be everywhere. So any distribution channel, any source of demand for travel is one where, you know, we think it makes sense to partner and put our inventory on there. Really impressively, though, given the size of the business, and in our relatively short history, we’ve got I think, as of Q3, 45% of our demand that came through direct channels with very minimal marketing spend. So it really kind of speaks to the fact that the experience is resonating with our demographic.

David Drapkin (Boardroom Alpha)

Yeah, it’s interesting. I was gonna follow up on that: what is your marketing strategy? Are you active on the socials? Or traditional online marketing? What was sort of the plan there?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

It’s 90% make a great experience. And then the reviews speak for themselves. And then we climb up on, you know, the rankings of various websites. And then, you know, folks, when they stay with us, they really love it. And then they come and book again. And often they do that through our own website. So I think the strategy is really to make sure that the experience is solid, and that we have something that folks want to come back to and tell their friends about. You know, we think that $1 is better spent in the quality of the experience than it is spent in, you know, megaphone marketing. So that’s one of the reasons why, you know, not a lot of people know about Sonder: it’s kind of a well kept secret, because we don’t need that many people to know about us to keep our properties full. We don’t have an occupancy problem. You know, we really are trying as hard as we can to build a lot of supply – that’s really, kind of, our focus, as much selection as possible and the best possible experience. Kind of having “heads in beds”, as they say in the industry, is the least of our problems.

David Drapkin (Boardroom Alpha)

So you’re not seeing a glut of demand. You’re seeing high occupancy over your properties right now?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Definitely. And I think that’s been the theme throughout COVID. Like I mentioned things were rough, right, from an economic perspective, the industry got hit really hard, but comparatively, we did extremely well. Our revenue per room, like a key metric in the travel industry is the RevPAR, revenue per available room, and that was 20% higher than our comps in Q3 of 2021. And it was even higher than that in the depths of COVID. We really managed to pivot towards stays that are more than 14 days like traveling nurses, like digital nomads. We figured out these kinds of niche pockets of demand that kept our properties full. So we’ve really shown kind of how resilient the model can be and how flexible and fast moving we can be in face of adversity.

David Drapkin (Boardroom Alpha)

And on that, how much of your business is, you know, professional travel versus, you know, more leisure travel? Because obviously, you know, as leisure travel picks up again, post pandemic, you know, people want to get back out there, but we haven’t really seen you know, the business traveler, and the business travel pickup to pre-pandemic levels. So how does that shake out in travel?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Fortunately for us, 80% of our demand pre-COVID was leisure travel, so we really over indexed on that front. That being said, that means there’s a huge opportunity in business travel when it does come back. I think we’re optimistic that a great deal of it’s going to come back and I think we’re going to be well positioned to capture a lot of that, with like fewer but longer trips, with folks that prefer a contactless or safer experience, and a growing kind of comfort with digital service. I think there’s been kind of big psychographic changes in the last couple years that would have taken potentially a longer time to absorb. There’s a lot you know, business travelers being like I just want to do, you know, same old hotel, I know, the drill. But now, you know, they’ve been exposed as consumers to different ways of receiving service, you know, QR codes, and, you know, skip the check in line kind of thing. And so we do that, but across the entire experience, and it’s going to make it, we believe, much easier to get adoption with these kinds of accounts, given the change that’s gone on in people’s minds in the last couple years.

David Drapkin (Boardroom Alpha)

And looking at your materials and your website, and your brand, it seems that you place a very high value on the design and the look and the feel of the Sonder properties. They all seem to fall in the same design and feel, they’re not, you know, different. You know, if you go on Airbnb, there’s millions of different properties, they all look and feel different, but your properties tend to feel and look the same. Can you talk about your focus on design? And why you think that’s important, and what that brings to the customer?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Yeah, I’d say they’re kind of similarly excellent, in that we really care about it. I don’t think they look all the same. Of course, we tend towards a modern style, but there’s several styles within modern that we espouse. You know one thing that’s kind of crazy to me about the hospitality industry is that a lot has been figured out when it comes to design and architecture over the last century, like the Bauhaus movement, I think is nearly a century old now. The Eameses’, you know, industrial design and architecture and the case study houses in mid-century modern is already like seventy years old, like, it’s kind of shocking to us that we’re not seeing, you know, the greats of design reflected in hospitality today. And so one of our views is that it really needs to be built into the culture and the mission from day one. It needs to be important, otherwise, you just end up going for whatever’s convenient, whatever lasts the longest, you kind of engineer for a design that is kind of functional operationally, but not pleasing aesthetically. And that just doesn’t work for the next generation traveler. So, you know, this is something that’s really core to us. It’s in our mission statement, and I think that’s one of the things that makes us really different.

David Drapkin (Boardroom Alpha)

I want to talk a little bit about your technology. I think you mentioned that you can cut 50% of the operating costs at a traditional hotel using your platform. Can you talk a little bit about your technology operation, sorry, excuse me, differentiation, and sort of how you stand out there?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Yeah. So I mean, we’ve really thought about all of the work and all of the services that are provided in a hotel, in the context of the modern day and age where everyone has a supercomputer in their pocket and we’ve asked ourselves, do you need room service? Or could you just work with food delivery apps in a way that makes it easy to get food from a variety of restaurants delivered to your door, cheaper and faster than room service could? And, you know, there are some businesses that do room service well, and other kinds of services like you know, private drivers, airport transfers, that kind of stuff. But by and large, especially at like, kind of, the four star hotel and the price point which we’re talking about, these services are kind of underwhelming, and it’s way better to partner with others. And that makes it far more cost efficient. Usually, these are kind of loss centers within, if you look at a P&L of a hotel, you’ll see that a lot of services provided aren’t there to make profit, they’re really there to help, you know, make the guest experience better. But it turns out that we can do that way better by partnering with others. So that’s one piece. Another piece is automation, like we’ve taken the stance that we don’t want to just say, “Hey, you can check in with your phone,” it’s we’re saying, “This is how it works with Sonder.” And we’re going to target, you know, folks that really are comfortable with that. So our demographic skews millennial and Gen Z. And we can do things like an automated check in that requires absolutely no, front desk process needed at a Sonder when you check in. And if you want to request a variety of things, you can do that through our mobile app. So we’ve looked at like all the pieces of work that are done in the context of the hospitality industry, and what is it that we can automate? What is it that we can outsource? What is it that we can just completely eliminate, like, we don’t need a taxi stand. You know, and even the concierge desk, it’s far more efficient to deliver that virtually through messaging through our app, for example, or a series of recommendations that are preloaded into the app for every stay, and then making sure that all of our guests are familiarized with that way of providing service. So you know there’s also a guest experience benefit to modernizing it. But in the background, it also provides for increased efficiency, which then allows us to offer these really elevated experiences at price points that folks can afford.

David Drapkin (Boardroom Alpha)

Right, right. And this is all proprietary technology that you guys have developed, or using partners?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

So I mean, we’ve gone really deep to build many things internally, I think we have something like 15 technology teams within Sonder that work on various parts of the platform. And, you know, there’s some things that, you know, if we’re not going to do it better than what exists out there, we’re going to adopt what exists. But we found that the vast majority of the stack, what we call the “operating system for hospitality”, we’ve had to build internally. It’s already been, you know, several years that we’ve been working on this. And it’s the biggest area of spend within our organization in terms of like, you know, anything that doesn’t relate to actually running and operating the properties. It’s the biggest team at Sonder. So the model doesn’t work without it.

David Drapkin (Boardroom Alpha)

Right, right. And obviously, you know, with travel we spoke about, you know, what 2020 looked like with COVID. You know, given those risks, how have you been able to set the business to protect from another downside situation, like what happened in 2020? How are you guys set up? We don’t want another pandemic to happen, but if it were to happen, what does that look like for the business?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Yeah, well, my co-founder came up with a really clever innovation within the world of real estate. And he introduced a clause that we call the recession relief clause. So in the event of a recession, our obligations to our real estate partners actually goes down. And we kind of have a pre-negotiated shock absorber with them to enable us to, you know, be able to withstand a pretty large shock of demand. So there’s that. There’s the lease duration asymmetry, like we discussed, our capacity to drive extended stay, stays of more than 14 days, and tap into other layers of demand that other hospitality companies don’t have access to, which kind of again reduces the volatility of revenue in case there’s another downturn. You know, and a variety of other things that we’ve kind of placed in our contracts to make sure that hey, if things go south for the industry, then you know, we have options at our disposal.

David Drapkin (Boardroom Alpha)

Right, right. And then I want to talk a little bit about growth. Where do you see your biggest areas for growth? I know you mentioned in your materials that there’s a $809 billion TAM for the lodging space. You know, how do you guys expect to grab a bigger piece of that pie?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Yeah, well, I mean for a market that large, you only need a few percentage points in order to be a massive, massive company. And so you know, our mission is to revolutionize hospitality. But that doesn’t mean, like, to displace all the competition out there. Like, we think actually, that a lot of different companies will thrive. We think that, you know, a good proportion of that market is going to go to a brand that focuses on millennials and Gen Z that has a, you know, modern service approach, that has great design. I think it’s pretty obvious that that’s going to happen and our focus is on being that company, and capturing as much of that market share as we possibly can. And so that means like really aggressively pursuing supply. You know, this is something that we’ve done for, you know, a few years and what has really differentiated us versus the competition is the way that we’ve engineered our organization to be able to sign on and on board supply at a very rapid clip. Like I mentioned earlier, we don’t have a demand issue. So it’s really about finding more and more supply. And that means that as we add more supply, we tap into economies of scale, that reduces our cost to serve, that allows us to invest more in technology, and better technology means even, you know, more efficient operations, and it also means a better guest experience that resonates more with our demographic. And then the flywheel keeps spinning. And we can add more and more properties because our economics get better and better. So this is really a scale business, it’s important that we add supply rapidly for it to work really well. And so this is part of, you know, the motivation for this upcoming transaction is to, you know, have the capital required to really lean into the recovery, right? I think a lot of companies after what’s happened in the last 22 months would say, hey, you know what, let’s try and see where this settles out, before we go out expanding.But we think this actually is the time to lean in, and to seize the opportunity that’s ahead of us.

David Drapkin (Boardroom Alpha)

Are you targeting new geographies or just going deeper into existing markets?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Yeah, it’s both. I think we’ve only scratched the surface in the markets in which we currently are. So there’s a lot of space for us to add supply in a meaningful way in the 39 or so markets that we’re currently in across the 10 or so countries that we’re in. And so priority number one is just gaining more scale, I think there’s a lot of efficiencies also that come out of it, we’re gonna be able to grow faster if we do so in a more focused fashion. But in the next three to five years, like I mean, we want to add, you know, more in Latin America, we’ve launched Mexico City, which has been a success story for us, but really Latin America is a large untapped market for us. So is Asia, APAC, so these geographies, we want to be a truly global company. There’s no hospitality brand, in our view, that fulfills the mission that we have that only operates in a subset of markets. Like we really, truly want to be everywhere. And so over the next handful of years, we’re going to be working on putting more and more dots on the map.

David Drapkin (Boardroom Alpha)

Right, right. And you briefly mentioned it in terms of, you know, how you want to expand, but I guess the next obvious question is, you know, why is going public via a SPAC the the move right now versus, you know, maybe doing another private capital raise or other sort of capital markets transaction? What does, you know, entering the public markets, what does that bring you guys?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Well, you know, we were founded in 2014, we’ve been at it for eight years, we’re a business that generates real revenue, we’re growing fast, we’ve got really strong unit economics, we’ve got a customer experience that works, like clear product market fit, for several years already. So you know, we’re ready. This has always been kind of the goal, even though it’s awesome that we’ve managed to get here, and this is still the early days of this company. I think, you know, we’ve never really built the company to just kind of position it for a quick acquisition. And rather, you know, we really mean it, like, we want to revolutionize this industry. And the way to do it, is to do that over multiple decades. And the best way to do that is by being a public company, and so this is, you know, after eight years of proving out the small, I think we’re ready to do so in the public eye.

David Drapkin (Boardroom Alpha)

And was there something specific that drew you to partner with the Gores and Metropoulos teams? Or were you courted by several different SPACs? Or was this, you know, a sole proprietary discussion with that team?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Yeah, I mean, we did our homework, and had a lot of conversations, explored many, many different options, and they’re just best in class. Like, I think, and it’s not just me saying this, a lot of folks that understand the market a lot better than me, our advisors, you know, pointed us in that direction. And we’ve had a relationship with the team there for many years already. And so that gave us a lot of comfort that it made sense to move forward. And it’s been an absolute pleasure.

David Drapkin (Boardroom Alpha)

Yeah, as deep followers of the SPAC market here at Boardroom Alpha they’re definitely in the top tier echelon of SPAC sponsors with a fantastic track record. So, you know, we’re fans, definitely fans of the Gores team. And so how about for you, you know, obviously, young founder, you know, it’ll be your first time to be the CEO of a public company. What are you looking forward to? What are you nervous about? And, you know, tell me a little bit about the team that you’ve surrounded yourself with, you know, as you get set to take this big step into the public markets.

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Yeah, listen, I’m pumped. To be honest, I think this is such a privileged position to be in, I feel extremely lucky to be even in a society and an economy that allows folks that aren’t from the United States, that don’t have a big resume, to actually lead an organization so long as they deliver, you know, results. And I think we’ve delivered some awesome results and we’ve earned the right to be here, but it’s fantastic, you know, that I have the opportunity to do this. And I’m really mindful of the fact that I don’t know everything that I need to in order to make this vision a reality. It’s going to require a lot of introspection, you know, feedback, honest conversations with my executive team, the board, my executive coach. I’m really, really focused, ruthlessly focused, on continuous improvement and don’t want to lie to myself that I’m ready to, you know, do it all and no hard work will be required. Like this will be challenging, but I’m willing to put in the work to make that happen. So I’m really excited about all the learnings that are going to come from it. We’ve surrounded ourselves both on the executive team and on the board with folks that have meaningful public company experience. And I’ve sought some of their advice. And, you know, I think with the folks around the room, I feel very, very comfortable about our successful transition to the public markets. Even so far, right, the fact that we’ve been able to beat our results in Q2 and Q3, and increase outlook for 2021 on revenue, and take the business to a point where we’re ready to take it public, I think speaks to the quality of the team, especially given, you know, the turbulence that there was in our industry over the last 22 months. So very, very excited about making this happen. But there’s no way that we’ll succeed in achieving our really wild ambitions, without, you know, extreme focus on improvement and always asking ourselves what we can do better.

David Drapkin (Boardroom Alpha)

Right, right. Yeah and can you touch a little bit on recent performance, sort of what that has looked like, and, you know, path to profitability, sort of when do you expect to turn that corner, if you could comment on that at all?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Yeah, so, I mean, the performance has been really strong Q2 and Q3, record quarters. Q3 year-over-year growth, 155%. And for a company at our scale, I mean, it’s not nothing to grow 155%. But it’s something I’m extremely proud of, and it’s a pace of growth that, you know, we’d seen prior to the pandemic, and it’s really fantastic to get back to it so rapidly. So no, very, very, very proud of the performance. And, you know, I’d much rather focus on the results that we put on the table, rather than trying to, you know, spend too much time on what the future could look like. I think, you know, we just stay focused on the things that matter most to us. And, you know, these variables are adding really high quality supply, and making sure that we don’t just add any supply, but supply that works for our guests, for our brand, and that has really fantastic economic terms. So we really monitor each of these drivers. And what really holds the key to profitability in the long run, is for us to be able to add a large quantity of supply that has really phenomenal economics. And then there’s another piece that is kind of the tide that lifts all boats financially for us as a business, that is improvements in RevPAR. So that means driving incremental demand to Sonder.com and figuring out ways to monetize our rooms better through a variety of initiatives that our team has been working on for a few years now. And on that front the performance has been extremely strong this year, right. Most of the revenue beat that we’ve seen in Q2 and Q3 have come from stellar RevPAR performance, and not just because the market has recovered, our team has done a lot of things to make sure that we get a greater share of that recovery, and that we keep outperforming our competitive set. So these two things put together – high quality signings and a lot of supply, together with RevPAR improvements. And these RevPAR improvements come from a lot of initiatives, but also from a really great guest experience, because you know, there’s more people that are interested in booking properties in a brand that offers a really high quality experience. And so that’s really the kind of the profitability equation for our business is, you know, the balancing act between adding a lot of supply, which consumes resources, but that supply ends up generating meaningful cash flow that, you know, over time, is conducive towards, an extremely attractive financial outcome for the business.

David Drapkin (Boardroom Alpha)

No, that makes a lot of sense. And then in terms of the deal itself, so, Gores SPAC and trust for $450 million, you’re raising over $300 million in PIPE, you know, given where your equity is trading and Gores’ track record, perhaps you’ll be one of the few SPACs to hold on to a large portion of that trust. But what’s the immediate use of proceeds for any cash raised in the deal?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Yeah, I mean it’s pursuing exactly what I mentioned, right. Going deeper in the markets in which we currently are, adding a lot of supply, building better technology that’s gonna improve the guest experience and the efficiency of our operations, investing in things that will drive incremental demand, that will push up RevPARs and improve our property level profit margins, and that, over time, kind ofis the foundation of the cash flow generation of the business. So, it’s really kind of that this bounty allows us to lean into the recovery, and instead of, kind of going slow and steady, to, you know, accelerate and seize the moment.

David Drapkin (Boardroom Alpha)

Any M&A in your sights? Either you yourselves as a potential target, or rolling up any smaller companies?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

You know, there’s nothing, there’s no strategy that we’re closed minded to. I think we really believe in focus as an organization. So the plan that we have, that we presented in our presentation, as an example, rests on organic growth. So we have an engine internally to be able to grow extremely rapidly. But yeah, that’s one of the benefits of a public company, you know, a currency that can be used to fuel acquisition. So it’s not out of the question, but that’s not kind of what we bank on in order to deliver a plan.

David Drapkin (Boardroom Alpha)

Yeah, get your currency out there, for sure. Alright, well, hey Francis, it’s been awesome. So to wrap it up, you know, I’m a prospective investor, I want to get into the leisure and lodging space, you know, why should I buy a share of Sonder versus an Airbnb, or Marriott, or Hyatt or any of the existing guys out there? What’s the pitch?

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Yeah, I mean, we’re an incredibly rapidly growing business with a brand and experience that resonates deeply with customers. And we’ve got a superior economic model that’s powered by technology. So we’ve got all the right ingredients to create a really enduring franchise over the long term. And, you know, this is a moment where potentially a lot of investors might not be realizing the extent to which, you know, there’s wind at our backs in the travel industry after a difficult couple years. And so, you know, if you believe in the changing consumer preferences, the fact that millennials and Gen Z are looking for something that’s different, if you believe in the fact that design is important, when it comes to picking a place to stay, and that technology will have a role in modernizing the industry, then I think, you know, Sonder is really well positioned to take advantage of that.

David Drapkin (Boardroom Alpha)

Great, well, hey Francis, super interesting story. Exciting times for you guys. You know, we’re excited to watch your progress. Again, Gores Metropoulos II, the vote is this Friday, January 14th. And you know, wish you the best of luck as you go through this important milestone for Sonder. So thanks again for talking to us today.

Francis Davidson (Co-Founder, CEO @ Sonder Holdings Inc.)

Really appreciate it, David. Thanks so much.

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Additional Information and Where to Find It

In connection with the proposed business combination, Gores Metropoulos II, Inc. (“Gores Metropoulos II”) has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to Gores Metropoulos II’s securities to be issued in connection with the proposed business combination. The Form S-4 was declared effective by the SEC on December 22, 2021. The definitive proxy statement/prospectus/consent solicitation statement was mailed to all Gores Metropoulos II stockholders as of November 30, 2021, the record date established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Metropoulos II’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Metropoulos II may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus/consent solicitation statement contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, Gores Metropoulos II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Metropoulos II, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Gores Metropoulos II stockholders in connection with the proposed business combination. Gores Metropoulos II stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination by reading Gores Metropoulos II’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination.

You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s growth in total unit portfolio (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning Gores Metropoulos II’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed business combination will generate returns for stockholders. These forward-looking statements are based on Gores Metropoulos II’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Gores Metropoulos II’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Gores Metropoulos II or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the PIPE; (e) the risk that the proposed business combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Delta variant and potential governmental and other restrictions (including travel restrictions) resulting therefrom; and (k) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by Gores Metropoulos II from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Gores Metropoulos II nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Gores Metropoulos II’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication relates to a proposed business combination between Gores Metropoulos II and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.